Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-232144
Dated March 8, 2021

STRATEGIC ACCELERATED REDEMPTION SECURITIES®

Strategic Accelerated Redemption Securities® Linked to the VanEck Vectors® Gold Miners ETF
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called
Market Measure	VanEck Vectors® Gold Miners ETF (Bloomberg symbol: “GDX”)
Automatic Call	The notes will be called automatically on any Observation Date if the Closing Market Price of the Market Measure (as adjusted by the Price Multiplier) is equal to or greater than the Call Level
Observation Dates	Approximately one, two and three years after the pricing date
Call level	100% of the Starting Value
Call Premium	[$11.65 to $11.75] if called on the first Observation Date, [$13.30 to $13.50] if called on the second Observation Date, [$14.95 to $15.25] if called on the final Observation Date, each to be determined on the pricing date.
Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/312070/000095010321003643/dp147438_424b2-3826baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•     If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.

•     Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•     Your investment return is limited to the return represented by the applicable Call Premium may be less than a comparable investment directly in the Underlying Fund or the securities held by the Underlying Fund.

•     The initial estimated value of the notes on the pricing date will be less than their public offering price.

•     If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•     You will have no rights of a holder of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•     There are liquidity and management risks associated with the Market Measure.

•     The performance of the Market Measure may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of shares of the Market Measure and/or securities held by the Market Measure may be adversely affected, sometimes materially.

•     Risks associated with the Underlying Index or the underlying assets of the Market Measure will affect the share price of the Market Measure and hence, the value of the notes.

•     The payments on the notes will not be adjusted for all events that could affect the Market Measure.

•     Your return on the notes may be affected by factors affecting the international securities markets. In addition, you will not obtain the benefit of any increase in the value of any currency in which the non-U.S. securities held by the Market Measure are traded against the U.S. dollar, which you would receive if you had owned the securities held by the Market Measure during the term of your notes, although the price of the Market Measure may be adversely affected by general exchange rate movements in the market.

•     The notes are subject to risks associated with the gold and silver mining industries.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays's Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.